Exhibit K

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF MARCH 26, 2020

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2018, on Form 18-K filed with the Commission on September 27, 2019, and amended on November 26, 2019. To the extent the information in this Exhibit K is inconsistent with the information contained in such annual report the information in this Exhibit K replaces such information. Initially capitalized terms used in this Exhibit K have the respective meanings assigned to those terms in such annual report

Political Developments

On November 20, 2019, President Laurentino Cortizo appointed Saleh Asvat as national secretary of the Public Private Partnership (“PPP”) Regime, pursuant to the provisions of Law 93 of September 19, 2019, which created the PPP Regime.

On December 17, 2019, the plenary session of the National Assembly ratified former prosecutor Eduardo Ruben Ulloa Miranda as Attorney General to replace the former Attorney General, Kenia Porcell, who resigned from the position as of December 31, 2019. In the same session, the National Assembly ratified Javier Caraballo as the alternate Attorney General and Mónica Castillo Arjona as the alternate Attorney of the Administration. Former Attorney General Kenia Porcell had previously announced her resignation on November 12, 2019, which became effective as of January 1, 2020. Porcell resigned with the intent to preserve the institutional integrity of the Procuraduria General after text messages between her and former Panamanian President Juan Carlos Varela regarding, among other things, collaboration agreements between the Public Ministry and several state contractors investigated for money laundering and the extradition requested from the United States of Ricardo Alberto and Luis Enrique Martinelli Linares, sons of former Panamanian President Ricardo Martinelli, were leaked.

On December 23, 2019, President Laurentino Cortizo announced that he would present to his cabinet a proposal to withdraw the National Assembly’s constitutional reform proposals and instead initiate a dialogue with the Panamanian people about constitutional reform, to be facilitated by the United Nations Development Program.

On January 23, 2020, the plenary session of the National Assembly ratified the appointment of Julio Javier Justiniani Castillo as Superintendent of the Securities Market.

On February 20, 2020, Jorge Alberto Rosas, former member of the National Assembly, was arrested and charged with money laundering in connection with ongoing Odebrecht corruption investigations. On March 5, 2020, a Judge ordered Mr. Rosas to remain in detention without the possibility of bail.

Recent Government Actions

On November 19, 2019, the HPH joint venture of Hyundai Engineering & Construction Co., POSCO and Hyundai Engineering Co. was awarded the contract for the construction of Line 3 of the Panama Metro. Plans for Line 3 call for an elevated metro system with 14 stations connecting Albrook with Ciudad Futuro. Line 3 is expected to have a total length of 25 kilometers with the capacity to transport up to 20 thousand passengers during peak hours.

On December 3, 2019, the plenary session of the National Assembly approved bill No. 56, which creates the Superintendency of Non-Financial Subjects. The Superintendency will be composed of a director, a deputy director and a Board of Directors made up of representatives from the government and the private sector, with the goal of combatting money laundering, terrorist financing and the proliferation of weapons of mass destruction. The law entered into force on January 7, 2020.

On December 5, 2019, President Laurentino Cortizo enacted Law 5 of 2019, which creates the “Study without Hunger” program. The law aims to benefit low income students by providing them with healthy food and adequate nutrition.

On December 16, 2019, the Governments of Panama and Uruguay signed a memorandum of understanding regarding digital government. As part of this initiative, the authorities presented the National Digital Agenda, which includes among its initial programs the improvement of the state payment gateway, the creation of a digital wallet and the provision of prepaid cards for citizens.

On December 22, 2019, the Panama Metro reported that the extension of the Metro Line 2 to the Tocumen International Airport registered an advance of 14%.

On December 23, 2019, The Cabinet Council approved the extension of the Western Tariff Fund through December 31, 2020, to guarantee stable electricity rates during the first six months of 2020 in the western part of the country, which currently reaches U.S.$0.06 per kilowatt hour.

On December 30, 2019, President Laurentino Cortizo enacted Law 121 of 2019 which creates the “Learn by Doing” project. The project’s objective is to expand the range of job opportunities for youths by promoting their employment through programs such as paid internships in private sector companies.

On December 30, 2019, President Laurentino Cortizo’s government published the Strategic Government Plan for the years 2019-2024, which seeks to invigorate the economy, generate more jobs, and combat poverty.

On December 31, 2019, the Government enacted a 3.3% increase to the minimum wage throughout all sectors with the exception of hospitality (1%), mining (6%), retail (3%), flight attendants (5%) and banana sector employees (8%).

On January 1, 2020, Decree No. 27 of 2019, entered into force. Decree No. 27 is expected to allow the CFZ to better manage commercial movement statistics, enabling the CFZ to assess which products and markets have the greatest volume.

On January 27, 2020, the Ministry of Public Works terminated the U.S$89.1 million concession with Astaldi for the construction of a highway in the Cardenas region. The decision was made in light of environmental violations by Astaldi.

On February 7, 2020, Fitch Ratings (“Fitch”) confirmed Panama’s investment grade rating of BBB and revised the outlook from stable to negative.

On February 11, 2020, Fitch confirmed the PCA’s rating of A, Tocumen International Airport’s rating of BBB, the National North Highway Company ENA Norte’s rating of BBB and the National South Highway Company ENA Sur’s rating of BBB.

On February 18, 2020, Law 126, which regulates teleworking contracts between employers and employees in the Republic of Panama, was enacted.

On February 18, 2020, the European Union finance ministers added Panama to its list of non-cooperative jurisdictions for tax purposes for allegedly having shortcomings with respect to the exchange of tax information on request based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. The report rated Panama as Partially Compliant on tax transparency issues. On March 20, 2020, during a visit to Panama, the Director of the Centre for Tax Policy and Administration of the Organization for Economic Cooperation and Development (“OECD”), Pascal Saint-Amans acknowledged that Panama had taken important steps to follow international standards of fiscal transparency. Saint-Amans further recognized that Panama is actively working to provide additional accounting information of certain entities. Saint-Amans considers that Panama’s inclusion on the blacklist of tax havens is temporary and would be resolved in the near future. During the same visit to Panama, Zayda Manatta, the head of Global Forum, stated that Panama was involved in the improvement of relations with its peers as well as with improving international transparency.

On March 9, 2020, The Ministry of Health reported that after tests were carried out at the Gorgas Commemorative Institute, the first case of COVID-19 in Panama was confirmed.

On March 13, 2020, Cabinet Resolution No. 11 declared a National State of Emergency due to COVID-19. The resolution directed government agencies to work to combat this public health emergency.

On March 13, 2020, The Panama Metro announced that it will begin the transfer of “U” beams for the “Ramal” project of Line 2 of the Panama Metro, which is 31% complete.

On March 17, 2020, the Government of the Republic of Panama decreed a curfew throughout the national territory for the entire population, from 9:00 p.m. to 5:00 a.m., as a preventive measure against the COVID-19 pandemic. Employees in charge of essential public services are exempt from this measure. On March 24, 2020, the curfew was extended from 5:00 p.m. to 5:00 a.m. On March 25, 2020, President Laurentino Cortizo decreed a total curfew throughout Panama in which citizens will be allowed to leave their homes for a maximum of two hours to buy food, medicine and basic necessities.

On March 19, 2020, Executive Decree No. 499 declared the provinces of Panama, Panama West and Colon to be epidemic zones subject to sanitary control in order to mitigate the spread of COVID-19 in the country.

On March 19, 2020, President Laurentino Cortizo ordered the suspension of all international passenger flights into and out of Panama, beginning on Sunday, March 22, 2020, for a period of 30 days, as a measure to combat the spread of COVID-19 in the country.

On March 20, 2020, President Laurentino Cortizo enacted Law No. 134, which extends a tax amnesty until June 30, 2020. If tax payments are made prior to the end of June, 85% of interest, surcharges and fines will be forgiven.

As of March 25, 2020, the Government of Panama reported that the number of confirmed COVID-19 cases in the country reached 443 and the number of deaths increased to eight.

The Panamanian Economy

In 2019, Panama’s preliminary GDP growth was 3.0%, compared to 3.7% in 2018. Inflation, as measured by the average CPI with base year 2013, was 0.7% in 2019, compared to 0.8% in 2018. The unemployment rate increased from 6.0% in 2018 to 7.1% in 2019.

The transportation, storage and communications sector grew by 6.8% in 2019 compared to 2018, representing 14.2% of GDP in 2019. Growth was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 45.4% in 2019 compared to 2018, representing 2.5% of GDP in 2019. Growth in mining activities was primarily due to an increase in the mining of copper the production of copper concentrates.

The construction sector grew by 0.1% in 2019 compared to 2018, representing 16.2% of GDP. Growth in the construction sector was primarily due to the completion of public and private infrastructure projects. The financial intermediation sector grew by 3.3% in 2019 compared to 2019, representing 7.3% of GDP. Growth in the financial intermediation sector was attributable mainly to increased banking activity.

The manufacturing sector decreased by 1.5% in 2019 compared to 2018, representing 5.0% of GDP in 2019. The decrease in the manufacturing sector was primarily due to a decrease in the production of meat and fish products. The agricultural sector grew by 7.9% in 2019 compared to 2018, representing 2.0% of GDP in 2019. Growth in the agricultural sector was primarily due to an increase in the production of rice, bananas and melons. The fisheries sector decreased by 25.1% in 2019 compared to 2018, representing 0.3% of GDP in 2019. The decrease in the fisheries sector was primarily due to a decrease in the catch and export of shrimp and frozen and fresh fish. The commerce, hotels and restaurants sector grew by 2.1% in 2019 compared to 2018, representing 20.0% of GDP in 2019. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuel, food, tobacco and beverages.

The Central Government’s current savings in 2019 registered a surplus of U.S.$1,007.0 million (1.5% of nominal GDP) compared to a surplus of U.S.$1,725.1 million in 2018 (2.7% of nominal GDP). The Government’s overall deficit increased to U.S.$2,504.8 million in 2019 (3.8% of nominal GDP) from U.S.$2,071.3 million in 2018 (3.2% of nominal GDP). In 2019, Panama’s non-financial public sector balance registered a deficit of U.S.$2,100.7 million (3.1% of nominal GDP), an increase from a deficit of U.S.$1,858.5 million (2.9% of nominal GDP) in 2018.

The Government has entered into various turnkey and deferred payment contracts with multiyear completion and payment schedules. Under Panamanian law, the contracts must receive priority over other capital expenditures in the preparation of the budget. The contracts include certain infrastructure projects, such as highways, hospitals, national security infrastructure and sports facilities. According to Panamanian law, the amount of the government’s total commitments under these contracts must be included in the Republic’s budget for the year in which each payment is due and they are not categorized as debt instruments. As of December 2019, the total estimated amount of payments scheduled under outstanding turnkey and deferred payment contracts from 2020 to 2022 was approximately U.S.$655.8 million.

Structure of the Panamanian Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 70.0% of GDP in chained volume measure from 2015 to 2019. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 20.0%, 12.9% and 14.2%, respectively, of real GDP in 2019), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce, which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 20.0% of real GDP in 2019, 20.2% of real GDP in 2018, 20.4% of real GDP in 2017, 20.8% of GDP in 2016, and 21.1% of GDP in 2015. In 2019, commerce activities rose 2.1% compared to 2018, in part as a result of increased sales of fuel, food, tobacco and beverages. In 2019, the restaurants and hotels sector decreased 0.2% primarily due to reduced consumption.

Real Estate. The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 12.9% of GDP in chained volume measure in 2019, 13.1% of GDP in chained volume measure in 2018, 13.3% of GDP in 2017, 13.6% of GDP in 2016, and 13.8% of GDP in 2015.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, rails and telecommunications and is the third largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 14.2% of real GDP in chained volume measure in 2019, 13.7% of real GDP in chained volume measure in 2018, 13.3% of real GDP in 2017, 12.6% of GDP in 2016, and 13.0% in 2015.

Financial Services. The financial services sector represented an estimated 7.3% of GDP in chained volume measure in 2019, 7.3% of GDP in 2018, 7.3% of GDP in 2017, 7.4% of GDP in 2016, and 7.2% of GDP in 2015. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of September 2019, consisted of two state-owned banks (BNP and Caja de Ahorros) and 80 private banks. The private banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of September 30, 2019, banking sector assets and deposits totaled approximately U.S.$122.6 billion and U.S.$85.0 billion, respectively.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 2018, approximately 2,193 companies use the CFZ service facilities for a variety of trading activities. Total imports to the CFZ were U.S.$9.8 billion in 2018, an increase of 6.1% compared to 2017. Total re-exports in 2018 were U.S.$10.8 billion, an increase of 3.6% compared to 2017. CFZ value added (implied by the value of re-exports minus the value of imports) decreased to an estimated U.S.$1.0 billion in 2018, compared to U.S.$1.2 billion in 2017.

Panama Canal. In the PCA’s 2019 fiscal year, canal transits decreased to 13,785 transits from 13,795 transits in 2018, while cargo tonnage decrease to 252.4 million long tons from 255.0 million long tons in 2018. According to the PCA, toll revenues for fiscal year 2019 reached U.S.$2,592.0 million, an increase of 4.3% compared to U.S.$2,485.0 million in fiscal year 2018, representing 3.9% of Panama’s estimated GDP for 2019 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 21.1% of GDP in chained volume measure in 2019, 22.8% of GDP in 2018, 22.0% of GDP in 2017, 21.8% of GDP in 2016, and 21.5% of GDP in 2015.

Manufacturing represented an estimated 5.0% of GDP in chained volume measure in 2019, 5.2% of GDP in chained volume measure in 2018, 5.3% of GDP in 2017, 5.5% of GDP in 2016, and 5.7% of GDP in 2015. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and conclusion of other trade agreements, such protections have decreased significantly. Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

Construction activity increased by 13.9% in 2015 and represented 15.8% of GDP. This was due to the continuing execution of public and private infrastructure projects. Construction activity increased by 8.1% in 2016 and represented 16.3% of GDP. This was due to the continuing execution of both public and private infrastructure projects. Construction activity increased by 8.3% in 2017 and represented an estimated 16.8% of GDP. This was due to the execution of public and private infrastructure projects and both residential and non-residential projects. Construction activity increased by 3.2% in 2018 and represented an estimated 16.7% of GDP. This slowdown in the growth rate was primarily due to a construction worker’s strike that took place during the first half of 2018. Construction activity increased by 0.1% in 2019 and represented 16.2% of GDP. This was due to the completion of public and private infrastructure projects.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 4.8% of real GDP in 2019, 4.1% of GDP in 2018, 4.1% of GDP in 2017, 4.2% of GDP in 2016, and 4.3% of GDP in 2015. Agriculture and fisheries activities employ a significant percentage of the Panamanian employed workforce, 14.4% in 2019. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2019, the value of agricultural production (which includes fisheries production) is estimated to have increased by 2.6%, after having increased by 2.3% in 2018.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute.

The Panama Canal

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal measures 50 miles from the Atlantic to the Pacific side. The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Canal plays a significant role in the Panamanian economy. During the Panama Canal Authority’s (“PCA”) 2019 fiscal year ending on September 30, 2019, Canal transits decreased to 13,785 from 13,795 in fiscal year 2018, while cargo tonnage in fiscal year 2019 decreased to 252.4 million long tons from 255.0 million long tons in fiscal year 2018. According to the PCA, toll revenues for fiscal year 2019 reached U.S.$2,592.0, million an increase of 4.3% compared to U.S.$2,485.0 million in fiscal year 2018.

On average, from the Canal’s fiscal year 2015 to the fiscal year 2019, transits through the Canal increased by 0.5% and cargo tonnage increased by 2.5%. Factors such as the development of alternative land routes and the increasing size of vessels that can transit through the Canal have contributed to the decrease in the number of vessels required to transport cargo between 2015 and 2019. On average, from fiscal year 2015 to fiscal year 2019, toll revenues have increased by 6.5% per annum, primarily due to an increase in toll rates. During fiscal year 2019, the PCA had a surplus of approximately U.S.$1,495.8 million, an increase of 10.5% compared to U.S.$1,353.4 million in 2018.

As of September 30, 2019, the Canal’s total work force (which includes temporary and permanent employees) was 9,701. Of the 2019 total work force, 7,495 were permanent workers and 2,206 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2015 through 2019 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2015	13,874	$1,994.0	$229.1
2016	13,114	$1,933.0	$204.7
2017	13,548	$2,238.0	$241.1
2018	13,795	$2,485.0	$255.0
2019	13,785	$2,592.0	$252.4

Source: Panama Canal Authority.

The Panama Canal Expansion Project

According to the PCA, as of September 30, 2019, approximately 2,854 neopanamax vessels had transited the new locks of Cocolí, on the Pacific side of the canal, and Agua Clara, on the Atlantic side of the canal. Approximately 47% were container ships, 25% carriers of liquefied petroleum gas and 14% liquefied natural gas vessels. The remaining 15% were cruise ships, tankers, vehicle carriers, chemical tankers and bulk ships.

In July 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal (“GUPCSA”) consortium, composed of Sacyr Vallehermoso, S.A. (“Sacyr”), Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately U.S.$3.1 billion. Pursuant to the contract for construction of the third set of locks, disputes may be submitted to a Dispute Adjudication Board (“DAB”), whose determinations may be challenged under the International Chamber of Commerce (“ICC”) Rules of Arbitration.

In 2014, during construction of the third set of locks, work was suspended for almost two months because of a contractual dispute involving U.S.$1.6 billion in cost overruns and a DAB resolution that extended the construction period by 176 days. The agreement establishing a framework for resolving the dispute did not change the total cost of the project, and construction resumed. On March 17, 2015, the PCA submitted a request for ICC arbitration to challenge a DAB resolution, issued in December 2014, that had awarded the contractor a 176-day extension to complete the project and compensation of U.S.$233.2 million plus interest; the contractor filed a request for ICC arbitration to challenge the same DAB resolution, which had not awarded its claim for a 265-day extension and compensation of U.S.$463.9 million. In the ICC arbitration proceeding, GUPCSA claimed a total of U.S.$577.1 million, while the PCA petitioned for a return of the U.S.$233.2 million plus interest that the PCA had paid pursuant to the DAB decision of December 2014. On December 12, 2018 the ICC ruled that GUPCSA had to pay initial advances totaling U.S.$847.6 million. As of March 3, 2019, U.S.$547.9 million had been refunded by GUPCSA, while U.S.$299.6 million remained outstanding. As of June 24, 2019, GUPCSA completed the three-year maintenance contract with the PCA in the Expanded Canal. Maintenance activity has since been taken over by the PCA internal locks management division.

As of September 30, 2019, two of the arbitrations filed by GUPCSA and its shareholders (other than Constructora Urbana, S.A., or “CUSA”) against the PCA—arbitration No. 1 of the Cofferdam and arbitration No. 5 of the Advance Payments—concluded with arbitration awards in favor of the PCA. Additionally, three other arbitrations filed by GUPCSA remain in process, with total claim amounts of up to U.S.$3.2 million. The amount of these claims will be confirmed when GUPCSA files its Statements of Claim. The foregoing constitutes the PCA’s contingent liability arising from GUPCSA’s claims in relation to the Third Set of Locks. No funds have been provisioned for this contingent liability.

The Panama Canal Authority

On September 26, 2019, the National Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2020. This budget assumes an increase of 6.3% in transit revenues and an increase of 2.9% in total operating income compared to those budgeted for the 2019 fiscal year. The budget projects dividends to the Central Government at the end of the year will increase by 3.6% from U.S.$1,221 million budgeted for the 2019 fiscal year to U.S.$1,265 million budgeted for the 2020 fiscal year.

For the 2019 fiscal year, the PCA paid to the Central Government U.S.$1,786.4 million in dividends, an increase of 4.9% compared to U.S.$1,702.8 million in dividends that the PCA paid to the Central Government for the 2018 fiscal year.

As of August 2, 2019 the third bridge over the Panama Canal, was opened to vehicular traffic. The bridge connects Panama’s Atlantic coast with the province of Colón.

During fiscal year 2019, the construction of the east and west intersections of the new bridge over the Chagres River, as well as the rehabilitation work on the road to Escobal and the Costa Abajo, were completed.

On February 15, 2020, the PCA began charging a fixed fee of up to US$10,000 for the use of fresh water and a variable fee between 1% and 10% of the toll for transits. The variable fee applies depending on the water level of the Gatun Lake and is only applicable to vessels longer than 38.1 meters. The additional fees have been put in place in order to cope with the shortage of water caused by an ongoing drought.

The Colón Free Zone

In 2019, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$713.4 million, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.4 billion.

In December 2019, the Government worked out an arrangement for the payment of a debt of U.S.$83 million owed by the CFZ to the National Bank of Panama. The CFZ, in turn, will pay the Government approximately U.S.$12.5 million per year until the obligation is fully satisfied. The payment of these obligations is part of a financial strategy executed by the Government to organize and improve the situation of Public Finance and to revive the economy and employment in Panama.

Employment and Labor

Labor Force

As of August 2019, Panama’s labor force was preliminarily estimated at 2.1 million people (an increase from 2.0 million people in 2018), which represented approximately 66.5% of the total working age population.

As of August 2019, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities, employed 67.9% of the employed labor force, compared to 14.4% employed in the primary sector (consisting of agriculture and fisheries) and 17.7% for the industrial sector (principally consisting of manufacturing, mining and construction). As of August 2018, the service segment employed 67.0% of the employed labor force, compared to 14.2% for the primary sector and 18.8% for the industrial sector.

As of August 2019, the unemployment rate was 7.1%, a 1.1% increase compared to August 2018, mainly due to a decrease in GDP growth during 2019.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2015 through August 2019:

TABLE NO. 9

Labor Force and Employment

	2015	2016	2017	2018	2019
Total Population(1)	3,975.4	4,037.0	4,098.1	4,158.8	4,218.8
Working-Age Population(1)	2,846.6	2,910.0	2,973.3	3,038.4	3,105.8
Labor Force
Employed(1)	1,733.9	1,770.7	1,785.8	1,868.6	1,920.6
Unemployed(1)	92.3	102.9	116.6	118.3	146.1
Total	1,826.1	1,873.7	1,902.5	1,986.9	2,066.8

	(annual percentage change)
Total Population	1.6%	1.6%	1.5%	1.5%	1.4%
Working-Age Population	2.3%	2.2%	2.2%	2.2%	2.2%
Labor Force
Employed	2.3%	2.1%	0.9%	4.6%	2.8%
Unemployed	7.4%	11.5%	13.3%	1.5%	23.5%
Total	2.5%	2.6%	1.5%	4.4%	4.0%

	(in percent)
Labor Force:
Participation Rate(2)	64.2%	64.4%	64.0%	65.4%	66.5%
Employment Rate(3)	95.0%	94.5%	93.9%	94.0%	92.9%
Unemployment Rate	5.1	5.5	6.1	6.0	7.1

(1)	In thousands
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General.

Salaries and Wages

By law, the minimum wage is subject to review every two years. Executive Decree No. 75 of December 26, 2017, increased the minimum wage to its current levels by a percentage between 4.8% and 6.5%, to between U.S.$1.53 per hour and U.S.$4.45 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company. Executive Decree No. 424 of December 31, 2019, increased the minimum wage to its current levels by a percentage between 1.3% and 4.9%, to between U.S.$1.55 per hour and U.S.$4.67 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). The main sources of CSS revenue are contributions equal to 22.0% of wages (9.75% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2018, CSS’s revenues and expenditures amounted to 5.5% and 5.2% of nominal GDP, respectively.

The CSS provides benefits in the following areas: health, pensions and disability (“IVM”), workers’ compensation and program administration. Demographic trends, such as an aging population and increase in the number of pension beneficiaries, have contributed to a decline in the financial position of IVM. In 2018, the IVM had a deficit of U.S.$48.0 million.

To finance the CPF’s pension payments, public sector employees contribute 2.0% of their salaries to the CPF and employers pay 0.3% of their employees’ wages to cover the CPF’s administrative costs. Law No. 8 of 1997 reformed the CPF and established the Public Employees Savings Pension Capitalization System (“SIACAP”), a defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. Subsequent contributions have been made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants.

Because SIACAP participants no longer make contributions to the CPF, the CPF has no revenues and will run annual deficits, although its annual deficits will decline as the number of participants falls.

Since its inception in July 2000 through December 31, 2019, SIACAP had received over U.S.$1.6 billion in contributions from its participants. As of December 31, 2019, SIACAP had 487,272 participants and carried a balance of U.S.$773.2 million in contributions from its participants. As of December 31, 2018, SIACAP had 478,084 participants and carried a balance of U.S.$738.1 million in contributions from its participants. As of December 31, 2017, SIACAP had 470,091 participants and carried a balance of U.S.$712.9 million in contributions from its participants. As of December 31, 2016, SIACAP had 457,833 participants and carried a balance of U.S.$683.9 million in contributions from its participants. As of December 31, 2015, SIACAP had 442,741 participants and carried a balance of U.S.$661.4 million in contributions from its participants

Financial System

In 2019, the financial service sector represented an estimated 7.3% of GDP in chained volume measure. In 2018, 2017, 2016 and 2015 the financial service sector represented 7.3%, 7.3%, 7.4% and 7.2% of GDP in chained volume measure, respectively.

The Banking System

As of September 30, 2019, two official banks, 47 private sector general license banks, 22 international license banks and 11 representative offices constituted the banking sector. Of the 47 private sector general license banks, 15 were incorporated in Panama and the rest abroad.

At September 30, 2019, measured by value of assets, the largest bank based in Panama was Banco General, S.A., with U.S.$.17.0 billion in assets. Banco Nacional de Panama (“BNP”) was the second largest bank based in Panama at September 30, 2019, with U.S.$10.0 billion in assets. Two of the other largest banks, measured by value of assets, are Banistmo, S.A. and Global Bank Corporation, with U.S.$9.9 billion and U.S.$8.7 billion in assets respectively. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., Banco de Bogotá S.A. and Banco de Crédito del Perú.

The following table sets forth information regarding the largest banks in Panama based on their assets at September 30, 2019 in each of three categories:

TABLE NO. 17

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	US$	9,994
Caja de Ahorros	US$	4,264
General License Banks(2)
Banco General, S.A.	US$	17,002
Banistmo, S.A.	US$	9,902
Global Bank Corporation	US$	8,722
International License Banks
Bancolombia (Panama), S.A.	US$	4,640
Banco de Bogotá, S.A.	US$	2,826
Banco de Crédito del Perú	US$	2,374
Popular Bank Ltd. Inc.	US$	1,331
Banco de Occidente, S.A.	US$	997

Note: Totals may differ due to rounding.

(1)	Also considered a general license bank.

(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

As of September 30, 2019, total assets of the banking sector totaled $122.6 billion, approximately 3.4% higher than U.S.$118.5 billion as of September 30, 2018. As of September 30, 2019, deposits in the banking sector totaled approximately U.S.$85.0 billion, approximately 4.1% higher than U.S.$81.7 billion as of September 30, 2018.

Banco Nacional de Panamá

BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. Total assets of BNP, as of December 31, 2019, were U.S.$10.8 billion, bank deposits were U.S.$3.0 billion, and net loans were U.S.$4.4 billion, of which U.S.$311.9 million were made to the public sector and U.S.$4.2 billion were made to the private sector.

As of December 31, 2019, BNP’s capital and reserves represent 29.6% of its bank deposits and 8.3% of its total assets. BNP generated gross income of U.S.$391.0 million in 2019, U.S.$360.7 million in 2018, U.S.$334.01 million in 2017, U.S.$305.1 million in 2016 and U.S.$267.8 million in 2015. BNP’s net income was U.S.$168.6 million in 2019, U.S.$183.9 million in 2018, U.S.$160.4 million in 2017, U.S.$124.8 million in 2016 and U.S.$103.1 million in 2015.

As of December 31, 2019, BNP’s foreign assets totaled U.S.$2.9 billion, an increase of 72% compared to U.S.$1.7 billion as of December 31, 2018.

The following table sets forth BNP’s balance sheet at December 31 for the years 2015 through 2019:

TABLE NO. 19

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	2015	2016	2017	2018	2019
Assets:
Cash and checks	$195.4	$265.7	$311.0	$236.2	$219.9
Bank deposits	3,300.2	3,643.9	2,490.9	1,783.1	3,049.7
Total	3,495.6	3,909.6	2,801.9	2,019.3	3,269.6
Loans:
Domestic loans:
Public sector	612.0	406.1	219.7	465.9	311.9
Private sector	2,832.4	3,171.1	3,421.1	3,814.8	4,177.0
Less provisions	(36.6)	(48.0)	(60.8)	(80.5)	(89.9)
Total (net)	3,407.8	3,529.2	3,580.0	4,200.1	4,399.0
Investments	2,728.2	2,749.9	3,096.9	2,637.2	2,941.6
Net Fixed Assets	74.3	73.6	74.1	80.1	84.0
Other Assets	82.9	89.5	90.5	102.7	56.8
Total	9,832.8	10,408.9	9,740.5	9,140.4	10,823.4
Liabilities:
Deposits	8,934.4	9,411.6	8,608.1	8,067.7	9,446.9
Other Liabilities	206.4	240.2	265.0	227.7	214.9
Total	9140.8	9,651.8	8,873.1	8,330.6	9,921.9
Capital and Reserves	692.0	757.1	867.4	809.8	901.5
Total Liabilities and Capital	$9,832.8	$10,408.9	$9,740.5	$9,140.4	$10,823.4

Note: Totals may differ due to rounding.

 Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 60 branches as well as 260 automated teller machines throughout Panama.

Other Public Sector Institutions. The Panamanian public sector includes two other significant institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). As of December 31, 2019, BHN’s net loan portfolio was U.S.$227.1 million and its total assets amounted to U.S.$348.4 million. BHN had a net loss of U.S.$4.9 million in 2018.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá (“La Bolsa”), was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$8.5 billion in 2019, La Bolsa remains a small portion of the financial services sector. Equity trades represented 4.0% of 2019 trading volume.

Interest Rates. In 2019, the average interest rate paid by Panamanian banks for one-year deposits was 3.17%, while the interest rate for personal credit transactions averaged 8.68%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.51% in 2019.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the Assembly passed a law establishing a new insurance regulatory structure. As of December 31, 2019, there were 22 insurance companies and 3,277 insurance brokerages. The 3,277 insurance brokerages consisted of 2,763 individual brokers, 391 brokerage companies and 123 temporary permissions. The total registered assets of the country’s insurance companies, as of September 30, 2019, equaled U.S.$3.2 billion. In 2014, the insurance sector grew by 8.9% as compared to 2013 primarily due to an increase in premiums paid by policyholders. In 2015, the insurance sector grew by 4.1% as compared to 2014. In 2016, the insurance sector grew by 5.8% as compared to 2015. In 2017, the insurance sector grew by 9.8% as compared to 2016. The insurance sector grew by 9.6% for the year 2018.

Financial Services. A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. In January 2020, there were 190 locally incorporated companies participating in this industry. In 2017, total assets equaled approximately U.S.$2.1 billion.

Foreign Trade and Balance of Payments

For the nine months ended September 30, 2019, Panama registered an estimated overall surplus of U.S.$414.0 million, compared to an overall deficit for the same period during 2018 of U.S.$1,036.4 million. In 2018, Panama registered an estimated overall deficit of U.S.$455.2 million, compared to an overall deficit of U.S.$1,292.6 million in 2017, mainly due to an increase in foreign investment. In 2017, Panama registered an estimated overall deficit of U.S.$1,292.6 million, compared to an overall surplus of U.S.$1,327.3 million in 2016. In 2016, Panama registered an overall surplus of U.S.$1,327.3 million, compared to an overall deficit in 2015 of U.S.$984.5 million, primarily due to increased foreign investment and a lower value of imports.

For the nine months ended September 30, 2019, the current account balance recorded a deficit of U.S.$3,371.0 million, a decrease of 19.5% compared to a current account deficit of U.S.$1,706.9 million for the same period of 2018. In 2018, the current account balance recorded a deficit of U.S.$5,355.1 million, an increase of 45.0% compared to a current account deficit of U.S.$3,692.1 million for 2017. This was primarily due to a 7.5% increase in the value of imports to U.S.$23,968.8 million for 2018, compared to U.S.$22,291.2 million during 2017. In 2017, the current account balance recorded a deficit of U.S.$3,692.1 million, a decrease of 20.3% compared to a current account deficit of U.S.$4,634.0 million for 2016. This was primarily due to a 7.7% increase in the value of imports to U.S.$22,291.2 million for 2017, compared to U.S.$20,699.4 million during 2016. For 2016, the current account balance recorded a deficit of U.S.$4,634.0 million, a decrease of 4.4% compared to a current account deficit of U.S.$4,848.3 million in 2015, primarily due to an 8.2% decrease in the value of imports to U.S.$20,699.4 million in 2016, compared to U.S.$22,550.4 million in 2015.

For the nine months ended September 30, 2019, the capital and financial account balance recorded a surplus of U.S.$5,151.1 million, an increase of 15.5% compared to a capital and financial account surplus of U.S.$4,460.0 million for the nine months ended September 30, 2018. For 2018, the capital and financial account balance recorded a surplus of U.S.$5,926.5 million, an increase of 30.8% compared to a capital and financial account surplus of U.S.$4,530.6 million for 2017. For 2017, the capital and financial account balance recorded a surplus of U.S.$4,530.6 million, a decrease of 44.4% compared to a capital and financial account surplus of U.S.$8,154.1 million for 2016. For 2016, the capital and financial account balance recorded a surplus of U.S.$8,154.1 million, an increase of 47.7% compared to a capital and financial account surplus of U.S.$5,522.1 million in 2015, primarily due to increased foreign investment.

Public Debt

Internal Debt

As of December 31, 2019, outstanding public sector internal debt totaled approximately U.S.$6,795.3 million, an increase of 32.9%% compared to U.S.$5,112.1 million as of December 31, 2018, primarily due to the reopening of the 4.95% Treasury Bonds due 2024 in May and June 2019, now with an aggregate outstanding amount of U.S.$1,496.0 million; to the reopening of the 3.00% Treasury Notes due 2023 in March, April and May 2019, now with an aggregate outstanding amount of U.S.$748.5 million; to the issuance of the 3.00% Treasury Bonds due 2029 in December 2019, with a total amount of U.S.$421.4 million; to the issuance of the 3.75% Euroclearable Treasury Notes due 2026 in April 2019, with a total amount of U.S.$1,000.0 million; and to the issuance of the 2.85% Treasury Notes due 2027 in December 2019, with a total amount of U.S.$464.9 million.

As of December 31, 2019, Panama’s public sector internal debt as a percentage of GDP was 10.2% (based on an estimated nominal GDP of U.S.$66.8 billion for 2019), compared to 7.9% as of December 31, 2018 (based on an estimated nominal GDP of U.S.$65.1 billion for 2018). As of December 31, 2019, Panama’s public sector internal debt represented approximately 21.9% of total public sector debt, compared to 19.9% as of December 31, 2018.

As of December 31, 2019, public sector entities, official banking institutions and BNP in particular held U.S.$302.9 million, or 4.5%, of Panama’s internal debt. The remaining U.S.$6,492.4 million, or 95.5%, of Panama’s internal debt was outstanding in the market and held by private creditors.

TABLE NO. 26

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2015	2016	2017	2018	2019
Private Sector Sources:
Treasury bills (maturity up to 12 months)	$604.0	$252.0	$288.0	$323.0	$331.5
Treasury notes (maturity from 3 years to 7 years)	$1,949.1	$1,942.5	$2,061.0	$1,776.4	$2,878.6
Domestic bonds (maturity greater than 7 years)	$1,464.0	$2,162.5	$2,514.5	$2,608.5	$3,281.4
Long-term private financing	$7.4	$3.1	$0.9	$0.9	$0.9
Suppliers	$0.0	$8.0	$6.0	$4.0	$0.0
Total	$4,024.5	$4,368.1	$4,870.4	$4,712.9	$6,492.4
Public Sector Sources:
Official banking institutions	$548.8	$331.6	$113.1	$399.2	$302.9
Total	$548.8	$331.6	$113.1	$399.2	$302.9
Total Public Sector Internal Debt	$4,573.3	$4,699.7	$4,983.5	$5,112.1	$6,795.3

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2019, total public sector external debt (i.e., external debt of the Central Government) was U.S.$24.2 billion, an increase of U.S.$3.6 billion from December 31, 2018, due primarily to the issuance and reopening of U.S.$1.6 billion of 3.16% Global Bonds due 2030; to the reopening of U.S.$1.0 billion of 4.30% Global Bonds due 2053; to the issuance of U.S.$0.8 billion of 3.87% Global Bonds due 2060 and disbursements of loans from multilateral agencies in the amount of U.S.$778.7 million. Panama’s public sector external debt as a percentage of GDP was 36.2% as of December 31, 2019 (based on an estimated GDP of U.S.$66.8 billion for 2019), which represents an increase of 4.6 percentage points compared to a ratio of 31.6% as of December 31, 2018 (based on an estimated nominal GDP of U.S.$65.1 billion for 2018). As of December 31, 2019, U.S.$18.6 billion of total public sector external debt had a fixed interest rate, while U.S.$5.1 billion had a floating interest rate.

As of December 31, 2019, approximately 74.3% of total public sector external debt was owed to commercial lenders and bondholders, with 25.0% owed to multilateral institutions and 0.7% owed to bilateral lenders.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2015 through 2019 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 27

Public Sector External Debt (1)

(in millions of U.S. dollars)

	December 31,
	2015	2016	2017	2018	2019
Commercial banks	$889.5	$744.1	$613.2	$518.0	$451.9
Bonds	$10,377.4	$11,387.4	$12,478.2	$14,237.9	$17,542.0
Multilateral agencies	$4,158.2	$4,564.3	$5,103.7	$5,635.7	$6,059.9
Bilateral entities	$223.1	$206.2	$194.9	$183.2	$169.4
Total	$15,648.3	$16,901.9	$18,390.0	$20,574.8	$24,223.2

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2019.

Source: Ministry of Economy and Finance.

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)(2)

	2020	2021	2022	2023	2024-2060
Multilaterals
World Bank	76.5	80.1	79.3	97.0	850.2
IADB	153.9	191.1	203.4	207.0	2,503.9
CAF	80.9	101.4	113.0	122.6	1,094
EIB	1.7	1.9	2.1	3.3	49.4
OFID	4.7	4.7	4.7	4.7	28.5
Total	$317.7	$379.2	$402.5	$434.6	$4,526.0
Bilateral	6.3	6.3	12.3	12.3	132.1
Bonds	1,185.2	382.4	0.0	138.9	15,835.4
Commercial Debt	93.6	95.0	95.0	77.6	90.7
Total	$1,285.2	$483.7	$107.3	$228.8	$16,058.2
TOTAL	$1,602.9	$863.0	$509.7	$663.4	$20,584.2

(1)	Projections based on outstanding balance as of December 31, 2019.

(2)	Figures include external debt guaranteed by the Republic.

Source: Ministry of Economy and Finance.

Tables and Supplementary Information

TABLE NO. 29

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	December 31, 2019(1) (in millions of dollars)
MULTILATERAL ORGANIZATIONS					$6,041.1
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	3,240.5
World Bank	Various	Various	Various	Semiannually	1,183.1
European Investment Bank	Floating	Various	Various	Semiannually	58.4
Development Bank of Latin America	Floating	Various	Various	Semiannually	1,511.9
OPEC Fund for International Development	Fixed	Various	Various	Semiannually	47.2
BILATERAL ORGANIZATIONS					$169.4
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	20.5
Support Groups(2)	Fixed	Various	Various	Semiannually	0.0
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	148.8
COMMERCIAL BANKS	Various	Various	Various	Various	$451.9
GLOBAL BONDS	Various	Various	Various	Various	$17,542.0
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.0
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.4
Global 2020	10.75%	July 13, 2000	May 15, 2020	Bullet	30.7
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.9
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.8
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.0
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.9
Global 2020	5.20%	Nov 23, 2009	Jan 01, 2020	Bullet	1,154.5
Samurai 2021(3)	1.81%	Jan 26, 2011	Jan 25, 2021	Bullet	382.4
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Various	1,750.0
Global 2024	4.00%	Sept 15, 2014	Sep 22, 2024	Bullet	1,250.0
Global 2025	4.00%	Mar 11, 2015	Mar 16, 2025	Bullet	1,250.0
Global 2028	3.87%	Mar 17, 2016	Mar 17, 2028	Bullet	1,254.0
Global 2047	4.50%	May 4, 2017	May 15, 2047	Various	1,168.3
Global 2050	4.50%	Apr 9, 2018	Apr 16, 2050	Various	1,750.0
Global 2030	3.16%	Jul 17, 2019	Jan 23, 2030	Bullet	1,550.0
Global 2060	3.87%	Jul 17, 2019	Jul 23, 2060	Various	750.0
TOTAL					$24,204.3

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2019.
(2)	Various currencies.
(3)	Payable in Japanese Yen.

Source: Ministry of Economy and Finance.

TABLE NO. 30

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortization	December 31, 2019 (1) (in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$18.9
Total					$18.9

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2019.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 31

Internal Funded Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2019 (in millions of dollars)
Bonds
Treasury Bonds 2022	5.6%	Bullet	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Bullet	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Bullet	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Bullet	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 09, 2012	Jul 25, 2022	$23.71
Treasury Bonds 2022	5.6%	Bullet	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Bullet	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Bullet	Dec 21, 2012	Jul 25, 2022	$119.00
Total					$1,364.04
Treasury Bonds 2024	4.9%	Bullet	Nov 20, 2013	May 24, 2024	$100.00
Treasury Bonds 2024	4.9%	Bullet	June 21, 2016	May 24, 2024	$300.00
Treasury Bonds 2024	4.9%	Bullet	Jul 19, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Aug 01, 2016	May 24, 2024	$150.00

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2019 (in millions of dollars)
Treasury Bonds 2024	4.9%	Bullet	Oct 11, 2016	May 24, 2024	$98.50
Treasury Bonds 2024	4.9%	Bullet	Mar 14, 2017	May 24, 2024	$125.00
Treasury Bonds 2024	4.9%	Bullet	May 16, 2017	May 24, 2024	$32.00
Treasury Bonds 2024	4.9%	Bullet	Jun 20, 2017	May 24, 2024	$50.00
Treasury Bonds 2024	4.9%	Bullet	Jul 11, 2017	May 24, 2024	$145.00
Treasury Bonds 2024	4.9%	Bullet	Oct 09, 2018	May 24, 2024	$94.00
Treasury Bonds 2024	4.9%	Bullet	May 28, 2019	May 24, 2024	$111.50
Treasury Bonds 2024	4.9%	Bullet	Jun 11, 2019	May 24, 2024	$140.00
Total					$1,496.00
Treasury Bonds 2029	3.0%	Bullet	Dec 26, 2019	Dec 27, 2029	$421.37
Total					$421.37
Total Treasury Bonds					$3,281.41
Notes
Treasury Notes 2021	4.9%	Bullet	Feb 04, 2014	Feb 05, 2021	$17.22
Treasury Notes 2021	4.9%	Bullet	Feb 25, 2014	Feb 25, 2021	$105.10
Treasury Notes 2021	4.9%	Bullet	Mar 18, 2014	Feb 25, 2021	$148.50
Treasury Notes 2021	4.9%	Bullet	Apr 08, 2014	Feb 25, 2021	$51.38
Treasury Notes 2021	4.9%	Bullet	Apr 22, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	May 13, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	May 20, 2014	Feb 25, 2021	$40.00
Treasury Notes 2021	4.9%	Bullet	May 27, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	Jun 03, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Jun 10, 2014	Feb 25, 2021	$22.00
Treasury Notes 2021	4.9%	Bullet	Jun 17, 2014	Feb 25, 2021	$35.00
Treasury Notes 2021	4.9%	Bullet	Jun 24, 2014	Feb 25, 2021	$23.00
Treasury Notes 2021	4.9%	Bullet	Jul 22, 2014	Feb 25, 2021	$29.00
Treasury Notes 2021	4.9%	Bullet	Aug 05, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	Aug 19, 2014	Feb 25, 2021	$16.00
Treasury Notes 2021	4.9%	Bullet	Sep 02, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Oct 07, 2014	Feb 25, 2021	$10.00
Total					$665.20
Treasury Notes 2023	3.0%	Bullet	Sep 26, 2017	Sep, 29, 2023	$60.00
Treasury Notes 2023	3.0%	Bullet	Oct 24, 2017	Sep, 29, 2023	$36.50
Treasury Notes 2023	3.0%	Bullet	Nov 21, 2017	Sep, 29, 2023	$22.00
Treasury Notes 2023	3.0%	Bullet	Mar 20, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	May 22, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Jun 26, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	Aug 21, 2018	Sep, 29, 2023	$100.00
Treasury Notes 2023	3.0%	Bullet	Sep 18, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Nov 20, 2018	Sep, 29, 2023	$35.00
Treasury Notes 2023	3.0%	Bullet	Mar 19, 2019	Sep, 29, 2023	$52.00
Treasury Notes 2023	3.0%	Bullet	Apr 23, 2019	Sep, 29, 2023	$93.00
Treasury Notes 2023	3.0%	Bullet	May 21, 2019	Sep, 29, 2023	$100.00
Total					$748.50
Euroclearable Treasury Note 2026	3.8%	Bullet	Apr 17, 2019	Apr 17, 2026	$1,000.00
Total					$1,000.00
Treasury Notes 2027	2.9%	Bullet	Dec 20, 2019	Jun 27, 2027	$83.38
Treasury Notes 2027	2.9%	Bullet	Dec 23, 2019	Jun 27, 2027	$381.51
Total					$464.89

Total Treasury Notes					$2,878.59